Exhibit 99.1

IMC applauds the April 1st implementation of the new Israeli cannabis regulation, facilitating access for many new patients.

With the implementation of the anticipated medical cannabis regulatory reform, the Israeli ministry of health removed many of the heavy regulations in the sector, making medical cannabis more accessible to new patients.

TORONTO and GLIL YAM, Israel, April 1, 2024/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company" or "IMC"), a leading medical cannabis company with operations in Israel and Germany, welcomes the implementation of the medical cannabis regulatory reform in Israel on April 1st.

The reform, announced by the Israeli ministry of health on August 7, 2023, underwent a three-month delay due to the Israel-Hamas war following its initial announcement (the "Reform").

The Reform will be implemented in phases, as approved, and announced by the Israeli Ministry of Health. The key aspects of the initial phase, commencing today, April 1st, are as follows:

1.
Change in the prescription process: patients with a wide range of diseases and medical conditions from Oncology to Parkinsons will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. Pain and PTSD are not included in the Reform yet.

2.
Medical cannabis will now be prescribed through the HMO’s, Israel’s public healthcare system: until the Reform, cannabis could not be prescribed through the HMO’s which cover the majority of the Israeli population.

3.
The number of prescribing physicians is expected to increase: as of today, HMO physicians, who are dully trained and certified within their field of expertise, can prescribe medical cannabis as a first line treatment, as opposed to a last resort, based on medical discretion for the approved indications.

4.	The cost for prescription is anticipated to be reduced: the Ministry of Health limited the cost for a medical cannabis prescription.

“We believe that by facilitating the access to medical cannabis, for many new patients, the new regulations will transform the medical cannabis market in Israel.” said Oren Shuster, Chief Executive Officer of IMC. “By improving the accessibility, increasing the potential number of prescribers, and lowering the cost of obtaining a cannabis prescription, we anticipate an increase in the number of medical cannabis patients.”

For the full report published by the Ministry of Health see (in Hebrew)- https://www.health.gov.il/hozer/mmk152_2016.pdf

About IM Cannabis Corp.

IM Cannabis Corp. (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations as discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the Company leaving the Canadian cannabis market to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany; the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the legalization of medicinal cannabis in Germany, including, the Company having it “all in house”, the Company being positioned to take advantage of the legalization, the Company’s growth in 2024, the market growth for medicinal cannabis in Germany; the timing and impact of the Reform in Israel; and the Company’s stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the partial legalization of medicinal cannabis in Germany; the Company’s ability to host a teleconference meeting as stated; and the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward looking statements due to a number of factors and risks. These include: the expected implementation of next phases of the Reform; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the effect of the Reform on the Company; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East including the impact of the Israel-Hamas war on the Company.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com